SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF

1934

For the month of November, 2017	Commission File Number: 001-15014

SUN LIFE FINANCIAL INC.

(the “Company”)

(Translation of registrant’s name into English)

1 York Street, 31st Floor, Toronto, Ontario M5J 0B6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Exhibit

99.1	Shareholders’ Report

99.2	Certificates of the Chief Executive Officer and Chief Financial Officer pursuant to Canadian National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings

99.3	Earnings Coverage Ratio pursuant to Canadian National Instrument 44-102 – Shelf Distributions

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sun Life Financial Inc.
(Registrant)

Date: November 9, 2017	By	/s/ “Troy Krushel”
Troy Krushel
Assistant Vice-President and
Senior Counsel